EXHIBIT 99.1

Yamana Gold Provides Notice of First Quarter 2019 Results Release and Annual Meeting

TORONTO, April 08, 2019 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its first quarter 2019 operational and financial results after market close on May 1, 2019, followed by a conference call and webcast on May 2, 2019, at 8:30 a.m. ET.  Additionally, the Company will host its annual meeting of shareholders on May 2, 2019, at 11:00 a.m. ET.  Details for these events are as follows:

First Quarter 2019 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	6784586

The conference call replay will be available from 12:00 p.m. ET on May 2, 2019, until 11:59 p.m. ET on May 23, 2019.

Annual Meeting of Shareholders

The annual meeting of shareholders will take place on May 2, 2019, at 11:00 a.m. ET at the Design Exchange, Toronto-Dominion Centre, 234 Bay Street, Toronto, Ontario, Canada.

For those unable to attend the meeting in person, a live webcast of the complete meeting, including slide presentation, will be accessible through Yamana’s website.

About Yamana

Yamana is a Canadian-based gold, silver and copper producer with a significant portfolio comprised of operating mines, development stage projects, and exploration and mineral properties throughout the Americas, mainly in Canada, Brazil, Chile and Argentina.  Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com